(e)(13)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss	SUPERIOR COURT Civ. Action No. 09-0269-BLS

MARTIN ALBRIGHT AND VITO CARUSO,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiffs,	)
)
v.	)
)
MARK LEUCHTENBERGER, STÉPHANE	)
BANCEL, M.D., GAREN BOHLIN, JEFFREY	)
COURTNEY, ROSEMARY A. CRANE,	)
WILLIAM W. CROUSE, ERIC M. GORDON,	)
PH.D., DILIP MEHTA, M.D., PH.D,	)
TARGANTA THERAPEUTICS	)
CORPORATION, THE MEDICINES	)
COMPANY, AND BOXFORD	)
SUBSIDIARY CORPORATION,	)
)
Defendants.	)
)

AFFIDAVIT OF JUAN E. MONTEVERDE IN SUPPORT OF PLAINTIFFS’ MOTION
FOR PRELIMINARY INJUNCTION
     JUAN E. MONTEVERDE, of full age, hereby states as follows:
     1. I am an associate with Levi & Korsinsky, LLP and I am familiar with the facts in this action. This declaration is in support of Plaintiffs’ Motion for Preliminary Injunction (the “Memorandum”). In order to prepare this declaration I have reviewed, gathered and relied on publicly available information, including, but not limited to, the Recommendation Statement on Form 14D-9 filed by the Targanta Therapeutics, Corporation (“Targanta”) on January 27, 2009 and through the documents produced by Defendants in connection with this action.
     2. Targanta is a corporation organized and existing under the laws of the State of

Delaware and maintains its principal corporate offices at 222 Third Street, Suite 2300, Cambridge, MA 02142-1122. The Company develops and commercializes antibiotics to treat serious infections in the hospital and other institutional settings. Its drug pipeline includes an intravenous version of oritavancin, a semi-synthetic lipoglycopeptide antibiotic currently awaiting EU regulatory approval, and an oral version of oritavancin for the possible treatment of Clostidium difficile-related infection.
     3. Targanta recently went public in October 2007 through an initial public offering in which Leerink Swann LLC (“Leerink”) was an underwriter. On September 2, 2008, before the Targanta Board decided to explore the sale of the Company, Leerink, on its own, contacted Glenn Sblendorio, Vice President and Chief Financial Officer of Medicines, to explore if Medicines would be interested in pursuing a strategic relationship or transaction with Targanta. The 14D-9 specifically states that Leerink had previously advised Medicines, and, therefore, Leerink was apparently familiar with both Targanta and Medicines. Leerink then put Medicines in contact with Targanta, which resulted in Medicines executing a confidentiality agreement on October 6, 2008 so that it could conduct due diligence on Targanta.
     4. After determining that Medicines was interested in acquiring Targanta, on December 10, 2008, the Company formally retained Leerink as its financial adviser and authorized Leerink to identify and contact potential acquirers for the Company. On that same day, Leerink commenced a sales process by contacting 22 parties to assess their interest in acquiring the Company. Only seven days later and without conducting any meaningful follow-up with the contacted parties, Leerink advised Targanta to enter into an exclusivity agreement with Medicines. Targanta executed an exclusivity agreement with Medicines on December 21, 2008 that was set to expire at 5pm on Friday, January 9, 2009.

     5. During the exclusivity period, Targanta received at least three indications of interest. In fact, two of three indications of interest were from parties that were not on the list of 22 parties contacted by Leerink. The Company, however, was forced to ignore these indications of interest because of the hastily agreed to exclusivity agreement. Then, on Sunday, January 11, 2009, Targanta entered into a merger agreement with Medicines which was announced on January 12,2009.
     6. Surprisingly, after failing to conduct a credible sales process and seeing that potential acquirers were turned away during the exclusivity period, the Board agreed to include a “no solicitation” provision in the merger agreement that prohibited the Board from seeking a superior offer. Thus, the Board agreed to sell the Company after conducting a hasty and superficial sales process and without conducting any market check to ensure that shareholder value was maximized.
     7. On January 27, 2009, Targanta filed with the SEC its 14D-9 that recommends the shareholders to tender their shares in connection with Proposed Transaction, as defined in the Memorandum. As explained in the Memorandum, the 14D-9 is replete with material misstatements and omissions.
     8. In rendering its fairness opinion, Leerink relied on a comprehensive set of probabilities prepared by management that reflected management’s view as to the likelihood of the Company’s products progressing from clinical development to commercialization. Leerink used these probabilities to derive a set of financial projections it relied on in its fairness opinion. These probabilities must be disclosed so that Traganta shareholders have the information necessary to evaluate the reliability of Leerink’s fairness opinion, the Company’s prospects as a standalone entity and the likelihood of receiving the future CPR payments if the Proposed Transaction is completed.
     9. The fairness opinion of Leerink made several key assumptions for which the 14D-9 provides no explanation that would allow investors to evaluate the reliability of such assumptions. For example, Leerink selected different discount rate ranges for its Historical Stock Trading and Discounted Cash Flow analyses but the 14D-9 fails to explain how these discount rate ranges were selected and why different ranges were selected for each of the analyses. Also, for several of the analyses, the 14D-9 disclosed conclusions reached by Leerink but failed to disclose certain intermediary steps and assumptions made by Leerink that shareholders need to evaluate the reliability of the fairness opinion.
     10. The 14D-9 also states that Leerink has had prior experiences with Medicines but otherwise fails to disclose the nature of these prior experiences, whether Leerink has rendered financial services to Medicines and what fees, if any, that Medicines has paid to Leerink.
     11. As it stands now, Plaintiffs and the other Targanta shareholders must decide before February 24, 2009, at the latest, based on inadequate and misleading information, whether to tender their shares and cash out their equity interest in the Company. They cannot adequately do so, on an informed basis, with the paltry information they have available to them now.

February 16, 2009	/s/ Juan E. Monteverde
Juan E. Monteverde, Esq.

New York State, New York County. Subscribed and sworn to before me, this 16th day of February, 2009.

/s/ Steven J. Corvi
Notary

STEVEN J. CORVI, SR. NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-4866352 QUALIFIED IN NASSAU COUNTY & NYC COMMISSION EXPIRES JULY 28, 2010

CERTIFICATE OF SERVICE
     I, Kristin J. Moody, hereby certify that a true and correct copy of the above document was served on counsel for the defendants via U.S. mail and electronic mail.

February 17, 2009	/s/ Kristin J. Moody
Kristin J. Moody